INVEST IN **OPENAXIS**

A platform to simplify and democratize data storytelling


OPENAXIS
DATA STORYTELLING PLATFORM

Highlights

1. Users can easily visualize, share, and collaborate with data to tell stories.
2. Think Canva-like simplicity for data visualization + Figma/Github for data collaboration
3. Building a community of data explorers and storytellers as part of bottom-up SaaS/PLG strategy
4. Freemium subscription model allows writers/users to pay nothing while marketing the platform

4. Freemium subscription model allows writers/users to pay nothing while marketing the platform

5. 100s on beta waitlist, including 54% of top Substack writers + 18 enterprise LOIs/qualified leads
6. Mission to elevate data literacy and transparency while setting a standard for trusted data
7. Techstars '21 alum
8. Founders formerly at Microsoft, Via, Federal Reserve Bank of NY, Deloitte, United Nations

Our Team



Alex Damianou

Political economist. Former National Policy Director for Andrew Yang's 2020 presidential campaign. Formerly at United Nations.



Patrick Russo

Data Scientist. Full Stack Developer. Machine Learning Engineer. Built the graphing tool still being used by the Federal Reserve Bank of NY today. Former Via Transportation, Federal Reserve.



Andrew Chung

Product developer and designer. Formerly Microsoft, Xamarin, and Deloitte/Monitor. Harvard & Stanford GSB alum.

Pitch


OPENAXIS
DATA STORYTELLING PLATFORM


TELLING STORIES WITH DATA IS HARD
2


BECAUSE THE PROCESS IS COMPLICATED AND TIME CONSUMING

PRE-REQS | DATA ACQUISITION | DATA PROCESSING | DATA VISUALIZATION | SHARING

TIME

OPENAXIS IS THE SOLUTION TO SIMPLIFY & DEMOCRATIZE THE DATA STORYTELLING PROCESS

△

PRE-REQS | DATA ACQUISITION | DATA PROCESSING | DATA VISUALIZATION | SHARING

UPLOAD OR SELECT DATASETS IN A CLICK

BROWSE CHARTS AND BUILD UPON THEM - OR USE THE GUIDED CREATOR IN A CLICK

CLICK TO SHARE, LINKED BACK TO YOUR DATA ROOM FOR COLLABORATION

OPENΔXIS

A PLATFORM TO EASILY **SHARE**, **VISUALIZE**, AND **COLLABORATE** WITH DATA TO TELL STORIES

DATA-DRIVEN DECISION MAKING HAS LED TO A BOOM ACROSS SEVERAL MARKETS

△

PRE-REQS | DATA ACQUISITION | DATA PROCESSING | DATA VISUALIZATION | SHARING

$24 BILLION+ MARKET RESEARCH

$23 BILLION+ BUSINESS INTELLIGENCE

$9 BILLION+ DATA VISUALIZATION

$32 BILLION+ DATA-DRIVEN CONTENT MARKETING

WE'RE UNDERGOING A DATA REVOLUTION YET ARE UNEQUIPPED TO HANDLE IT

△

SPREADSHEET USERS	DATA	ZEITGEIST
900M	2.5 QUINTILLION BYTES	2020
750M EXCEL USERS 150M GOOGLE SHEETS USERS	GENERATED PER DAY 1% OF 1% IS HUMANLY READABLE & VALUABLE YET SILOED	REVEALED A POOR LEVEL OF DATA LITERACY AND TRANSPARENCY IN SOCIETY & THE WORKPLACE BUT ALSO THE POTENTIAL OF DATA COLLABORATION TO SOLVE PROBLEMS & FIGHT MISINFORMATION

BECAUSE EXISTING TOOLS ARE FOR PROS & ONLY TRY TO SOLVE ONE PART OF THE PROCESS

△

* $2.6B ACQUISITION, GOOGLE
** $7.5B ACQUISITION, MICROSOFT
***$15.7B ACQUISITION, SALESFORCE

DATA SHARING/ DYNAMIC DATA

OPENΔXIS

GITHUB**

OBSERVABLE

LOOKER* TABLEAU***

GOOGLE SHEETS EXCEL

HARD TO VISUALIZE DATA

EASY TO VISUALIZE DATA

VIZHUB

FLOURISH

DATAWRAPPER

D3

OUR WORLD IN DATA

PHOTOSHOP ILLUSTRATOR INDESIGN

STATISTA

STATIC, SILOED DATA

WE KNOW THIS BECAUSE WE HAVE BEEN DATA STORYTELLERS FOR A LONG TIME

△



ALEX DAMIANOU
CEO

POLITICAL ECONOMIST
FORMER NATIONAL POLICY DIRECTOR FOR ANDREW YANG'S 2020 PRESIDENTIAL CAMPAIGN



PATRICK RUSSO
CTO

DATA SCIENTIST
MACHINE LEARNING ENGINEER
FULL STACK DEVELOPER



ANDREW CHUNG
CPO

PRODUCT DEVELOPER
DESIGNER
FORMER MANAGEMENT CONSULTANT

SO WE BUILT OPENAXIS TO SIMPLIFY AND DEMOCRATIZE THE DATA STORYTELLING PROCESS

△



SHARE → VISUALIZE → COLLABORATE

WATCH THE 3-MINUTE TECHSTARS DEMO DAY VIDEO

OPENAXIS UNLOCKS THE MAINSTREAM USER AND EXPANDS THE MARKET BEYOND THE PROS

△

PROS		EVERYONE ELSE
PHOTOSHOP *DESIGN*	→	CANVA*
EXCEL, TABLEAU,D3 *DATA VISUALIZATION*	→	OPENΔXIS

* $15B VALUATION, 04/2021

WHICH INCLUDES SIMPLIFYING DATA

△

COLLABORATION, AS PART OF THE PROCESS

VERTICAL		COLLABORATION TOOL
DOCUMENTS	→	GOOGLE SHEETS
DESIGN	→	FIGMA*
CODE	→	GITHUB
DATA	→	OPENΔXIS

* $2.05B VALUATION, 04/2020

11

BUSINESS MODEL

UNDER A FREEMIUM SUBSCRIPTION SAAS MODEL

FREE	PAID	ENTERPRISE
$0	$10/MONTH	$15/MONTH
PUBLIC DATASETS	PRIVATE DATASETS	PRIVATE DATASETS
VISUALIZATIONS	VISUALIZATIONS	VISUALIZATIONS
	CUSTOMIZATION	CUSTOMIZATION
	COLLABORATION TOOLS	COLLABORATION TOOLS
		TEAM FEATURES

TAM = 108B
750M EXCEL + 150M GOOGLE SHEETS USERS X $120 ARR
BENCHMARKS
TABLEAU = 1.4M PAID USERS X $840 ARR = $1.2B ARR ($15.7B EXIT TO SALESFORCE)
CANVA = 1.5M PAID USERS X $334 ARR = $500M ARR ($15B VALUATION, 55M TOTAL USERS)

12

GO-TO-MARKET

WRITERS SERVE AS A CASH FLOW POSITIVE MARKETING CHANNEL, DRIVING ADOPTION INTO THE ENTERPRISE BOTTOM-UP


SIGN UPS
SHARE
WRITERS, NEWSLETTERS
NETWORK EFFECTS
FEEDBACK LOOPS
USER GENERATED CONTENT


Underestimated founders: I got together with @OpenAxisHQ (@techstars '21) and did some analysis of where our community is getting its funding.
Minority founder funding highlights
Angel $s are growing
VC $s are small + flat
Crowdfunding $s are skyrocketing
/1
Jennifer Neundorfer
Love this data. Do not love that angel investments into female founders have fallen off a cliff, but it proves the opportunity for other types of funds and investors that can fill that gap.
Kathleen Minogue
Much appreciated! We'll be citing this data in our grant writing to fund crowdfunding education and training for women and minority founders.

13

BOTTOM-UP SAAS PATH


PROS
ANALYTICS PROFESSIONALS REQUIRING COMPLEX VISUALIZATION TOOLS
ENTERPRISE EXPANSION
PRIVATE AND PUBLIC SECTOR ADOPTION
INTERNAL: DATA VISUALIZATION AND COLLABORATION PLATFORM
EXTERNAL: CONTENT MARKETING AND DISTRIBUTION CHANNEL
ENTERPRISE ADOPTION
"NON-PRO" DEPARTMENT ADOPTION
MARKETING, COMMUNICATIONS, OPERATIONS, FINANCE, EXECUTIVES
OPENΔXIS
CONTRACTORS, SMALL BUSINESSES - PAID
MEDIA COMPANIES, ANALYSTS, CONSULTANTS, PUBLISHERS, ADVOCACY ORGANIZATIONS, RESEARCH
"NON-PROFESSIONAL" CONSUMERS - FREE & PAID
WRITERS, JOURNALISTS, & NEWSLETTERS SERVE AS A CASH FLOW POSITIVE MARKETING CHANNEL
"NON-PROFESSIONAL" CONSUMERS - FREE

14

USE CASES

WE'RE BUILDING OUR BETA AND A FUTURE WHERE USERS CAN TELL STORIES WITH DATA ON AN INDIVIDUAL, COLLECTIVE, & PROFESSIONAL LEVEL

BETA WAITLIST	ENTERPRISE LETTERS OF INTENT + QUALIFIED LEADS
54%	3 + 16
OF THE TOP WRITERS ON SUBSTACK AMONG HUNDREDS OF SIGNUPS	ACROSS DIFFERENT INDUSTRIES IN PRIVATE AND PUBLIC SECTORS

"I'M DEFINITELY INTERESTED"
- MATT YGLESIAS, CO-FOUNDER OF VOX MEDIA AND TOP 10 SUBSTACK *SLOW BORING*

"THIS LOOKS PRETTY GREAT"
- JUDD LEGUM, TOP 10 SUBSTACK *POPULAR INFORMATION*

"I LOVE IT. NOW EVERYONE ON MY TEAM CAN PROVIDE INPUT & MAKE DATA-DRIVEN DECISIONS"
- JOSH STURGEON, CEO, EMBERTRIBE

"GREAT DEMO. WE'RE INTERESTED IN PILOTING FOR OUR AXIOSHQ COMMUNICATIONS PLATFORM"
- MARCUS MORETTI, PRODUCT DIRECTOR, AXIOS

15

AFTER COMPLETING THE TECHSTARS ANYWHERE ACCELERATOR, WE'RE RAISING A PRE-SEED ROUND TO MEET OUR MILESTONES AND GO FASTER

techstars_

16

OUTLOOK

5-YEAR OUTLOOK

FREE	PAID	ENTERPRISE
$0	$7M ARR	$124M ARR
11M USERS	58K USERS $10/MONTH	693K USERS $15/MONTH
750M EXCEL USERS 150M GOOGLE SHEETS USERS 55M CANVA USERS	1.5M PAID CANVA USERS ($500M ARR @ $15B VALUATION)	~1.4M PAID TABLEAU USERS ($1.2B ARR, $70/MONTH)

*This slide contains forward-looking projections that are not guaranteed.

17

FUTURE

SO JOIN THE MOVEMENT AS OPENAXIS BUILDS:

A COMMUNITY OF DATA EXPLORERS AND STORYTELLERS

A CULTURE OF DATA TRANSPARENCY AND LITERACY

A FUTURE WHERE INSTEAD OF ASKING "WHERE IS THE DATA?" YOU SAY "SHOW ME THE OPENAXIS"

THANK YOU.

OPENAXIS.COM

Downloads

OpenAxis Deck.pdf